FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated February 21, 2012, announcing that Gilat has been selected by JSC Nursat to deploy a broadband satellite communications solution.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 21, 2012	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’ Selected by JSC NURSAT to Deploy Broadband Satellite
Communications Solution

- SkyEdge II network and NetEdge Gateways will support connectivity services for corporate customers throughout Kazakhstan -

Petah Tikva, Israel, 21 February, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it was selected by JSC NURSAT, one of Kazakhstan’s national satellite service providers, to deploy a broadband satellite IP network based on Gilat’s  advanced Sky Edge II System.

The SkyEdge II VSAT network will provide JSC NURSAT with an end-to-end solution for IP-connectivity and enable broadband communication services designed for advanced corporate users. The network is designed to link several regional centers in a multi-star topology to the two geographically redundant SkyEdge II hubs located in Almaty and Astana, and includes Gilat’s NetEdge™ gateway solution which makes it possible to connect remote sites to regional centers with more efficient connectivity than mesh or SCPC solutions.

"Gilat's advanced platform will allow us to expand our network reach and capacity in an effort to meet the rising demand in corporate broadband connectivity services," said Kenes Shangereyev, General Manager, JSC NURSAT. "The platform's unique configuration, and ability to offer a cost effective means to manage satellite bandwidth, will enable us to offer a robust broadband network to our corporate customers, coupled with the highest quality service delivery."

“We are proud to be selected by JSC NURSAT for this important project, as it enables us to continue our support of Kazakhstan's growing demand for a broad and efficient satellite-based IP infrastructure," said Arie Rozichner, Gilat’s Regional Vice President of Eurasia. "It is exciting to have our expertise in deploying such networks receive once again the industry’s vote of confidence.”

- xxx -

About JSC NUSAT
NURSAT is the leading telecommunications operator in Kazakhstan. The Company's satellite network covers more than 80 cities of the vast Republic. Along with its satellite channels, NURSAT owns fiber-optic and copper infrastructure that provides extra reliability and integrity for service provisioning. The Company's telecommunication nodes in Kazakhstan and its teleport in Moscow are integrated into one network, and its control Centre in Almaty allows supporting efficient monitoring and round-the-clock network operations. For more information visit NURSAT.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over one million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com